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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               SCHEDULE 13G**

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 2)*


                           LAS VEGAS SANDS CORP.
                              (Name of Issuer)

                       COMMON STOCK, $0.001 PAR VALUE
                       (Title of Class of Securities)

                                 517834107
                               (CUSIP Number)

                             DECEMBER 31, 2006
          (Date of Event Which Requires Filing of This Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[_]    Rule 13d-1(b)
[_]    Rule 13d-1(c)
[X]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 245,006,970 shares which constitutes approximately 69.1% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 354,492,452 shares outstanding. All share amounts set forth herein represent holdings as of December 31, 2006.

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

CUSIP No. 517834107
-------------------


1.    Name of Reporting Person:

      Sheldon G. Adelson
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group:
      (a) [_]
      (b) [X]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization:         United States
--------------------------------------------------------------------------------
                                5.   Sole Voting Power:         184,887,067
Number of
shares                         -------------------------------------------------
Beneficially                    6.   Shared Voting Power:       -0-
Owned By
Each                           -------------------------------------------------
Reporting                       7.   Sole Dispositive Power:    184,887,067
Person
With                           -------------------------------------------------
                                8.   Shared Dispositive Power:  -0-

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

      184,887,067
--------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain shares:
      [_]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9):    52.2%
--------------------------------------------------------------------------------
12.   Type of Reporting Person:       IN
--------------------------------------------------------------------------------

CUSIP No. 517834107
-------------------


1.    Name of Reporting Person:

      Miriam Adelson
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group:
      (a) [_]
      (b) [X]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization:       United States / Israel
--------------------------------------------------------------------------------
                                5.   Sole Voting Power:         -0-
Number of
shares                         -------------------------------------------------
Beneficially                    6.   Shared Voting Power:       59,914,481
Owned By
Each                           -------------------------------------------------
Reporting                       7.   Sole Dispositive Power:    -0-
Person
With                           -------------------------------------------------
                                8.   Shared Dispositive Power:  59,914,481

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

      59,914,481
--------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain shares:
      [_]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9):       16.9%
--------------------------------------------------------------------------------
12.   Type of Reporting Person:       IN
--------------------------------------------------------------------------------

CUSIP No. 517834107
-------------------


1.    Name of Reporting Person:

      Charles D. Forman
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group:
      (a) [_]
      (b) [X]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization:      United States
--------------------------------------------------------------------------------
                                5.   Sole Voting Power:            205,422
Number of
shares                         -------------------------------------------------
Beneficially                    6.   Shared Voting Power:       59,914,481
Owned By
Each                           -------------------------------------------------
Reporting                       7.   Sole Dispositive Power:       205,422
Person
With                           -------------------------------------------------
                                8.   Shared Dispositive Power:  59,914,481

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

      60,119,903
--------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain shares:
      [_]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9):    17.0%
--------------------------------------------------------------------------------
12.   Type of Reporting Person:       IN
--------------------------------------------------------------------------------

CUSIP No. 517834107
-------------------


1.    Name of Reporting Person:

      Sheldon G. Adelson 2005 Family Trust u/d/t dated April 25, 2005
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group:
      (a) [_]
      (b) [X]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization:      Nevada
--------------------------------------------------------------------------------
                                5.   Sole Voting Power:         184,258,765
Number of
shares                         -------------------------------------------------
Beneficially                    6.   Shared Voting Power:       -0-
Owned By
Each                           -------------------------------------------------
Reporting                       7.   Sole Dispositive Power:    184,258,765
Person
With                           -------------------------------------------------
                                8.   Shared Dispositive Power:  -0-

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

      184,258,765
--------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain shares:
      [_]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9):    52.0%
--------------------------------------------------------------------------------
12.   Type of Reporting Person:       OO
--------------------------------------------------------------------------------

CUSIP No. 517834107
-------------------


1.    Name of Reporting Person:

      2002 Remainder Trust
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group:
      (a) [_]
      (b) [X]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization:      Nevada
--------------------------------------------------------------------------------
                                5.   Sole Voting Power:         54,770,066
Number of
shares                         -------------------------------------------------
Beneficially                    6.   Shared Voting Power:       -0-
Owned By
Each                           -------------------------------------------------
Reporting                       7.   Sole Dispositive Power:    54,770,066
Person
With                           -------------------------------------------------
                                8.   Shared Dispositive Power:  -0-

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

      54,770,066
--------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain shares:
      [_]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9):    15.5%
--------------------------------------------------------------------------------
12.   Type of Reporting Person:     OO
--------------------------------------------------------------------------------

CUSIP No. 517834107
-------------------


Item 1(a).   NAME OF ISSUER:

             Las Vegas Sands Corp. (the "COMPANY").

Item 1(b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             3355 Las Vegas Boulevard South
             Las Vegas, Nevada 89109

Item 2(a).   NAME OF PERSONS FILING:

             (i)   Sheldon G. Adelson ("MR. ADELSON");

             (ii)  Dr. Miriam Adelson ("DR. MIRIAM ADELSON");

             (iii) Charles D. Forman ("MR. FORMAN");

             (iv) Sheldon G. Adelson 2005 Family Trust u/d/t dated April 25, 2005 (the "FAMILY TRUST")

             (v) 2002 Remainder Trust (the "2002 REMAINDER TRUST" and collectively with the persons listed in (i) through (iv) above, the "REPORTING PERSONS").

Item 2(b).   ADDRESS OF PRINCIPAL BUSINESS OFFICE:

             The address of the principal offices of (i) Mr. Adelson, (ii) Dr. Miriam Adelson, (iii) the Family Trust and (iv) the 2002 Remainder Trust is:

             c/o Las Vegas Sands Corp.
             3355 Las Vegas Boulevard South
             Las Vegas, Nevada 89109

             The address of the principal business office of Mr. Forman is:

             300 First Avenue
             Needham, Massachusetts 02494

Item 2(c).   CITIZENSHIP:

             See item 4 of each Reporting Person's cover page.

Item 2(d).   TITLE OF CLASS OF SECURITIES:

             Common Stock, $0.001 par value per share, of the Company (the "COMMON STOCK").

Item 2(e).   CUSIP NUMBER:

             517834107

Item 3.      Not Applicable.

Item 4.      OWNERSHIP.

CUSIP No. 517834107
-------------------


             (a)    AMOUNT BENEFICIALLY OWNED:

             Incorporated by reference from item 9 of the cover page of each Reporting Person.

             (b)    PERCENT OF CLASS:

             Incorporated by reference from item 11 of the cover page of each Reporting Person.

             (c)    NUMBER OF SHARES TO WHICH EACH REPORTING PERSON HAS:

             Incorporated by reference from items 5-8 of the cover page of each Reporting Person.

                    Mr. Adelson directly owns 100 shares of Common Stock and 45,922 shares of Common Stock currently issuable upon the exercise of vested options.

                    Mr. Forman directly owns 202,082 shares of Common Stock and 3,340 shares of Common Stock currently issuable upon the exercise of vested options..

                    The Family Trust directly owns 184,258,765 shares of Common Stock.

                    Mr. Adelson, as sole trustee of the Family Trust, retains sole voting and dispositive power over the 184,258,765 shares owned by the Family Trust.

                    Mr. Adelson and Dr. Miriam Adelson are co-trustees of the Dr. Miriam and Sheldon G. Adelson Charitable Trust (the "CHARITABLE TRUST"). The Charitable Trust directly owns 582,280 shares of Common Stock. Mr. Adelson retains sole voting and dispositive power over the 582,280 shares of Common Stock owned by the Charitable Trust. Mr. Adelson and Dr. Miriam Adelson disclaim beneficial ownership of the Common Stock owned by the Charitable Trust.

                    The 2002 Remainder Trust directly owns 54,770,066 shares of Common Stock.

                    Dr. Miriam Adelson and Mr. Forman are co-trustees of the 2002 Remainder Trust and four separate Adelson family trusts established under the trust document for the 2002 Remainder Trust. The four trusts directly own 54,770,066 shares of Common Stock. Dr. Miriam Adelson and Mr. Forman share voting and dispositive power over such shares of Common Stock as co-trustees of such trusts. Mr. Forman disclaims beneficial ownership of the Common Stock owned by such trusts.

                    Dr. Miriam Adelson and Mr. Forman are co-trustees of the Sheldon G. Adelson 2004 Remainder Trust (the "2004 REMAINDER TRUST"). The 2004 Remainder Trust directly owns 5,144,415 shares of Common Stock. Dr. Miriam Adelson and Mr. Forman share voting and dispositive power over such shares of Common Stock as co-trustees of the 2004 Remainder Trust.

CUSIP No. 517834107
-------------------


                    Mr. Forman disclaims beneficial ownership of the Common Stock owned by the 2004 Remainder Trust.

Item 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

             Not Applicable.

Item 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

             Not Applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED BY THE PARENT HOLDING COMPANY.

             Not Applicable.

Item 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

             The Reporting Persons listed on Exhibit 2 could be deemed to be members of a group. However, the Reporting Persons disclaim membership in a group.

Item 9.      NOTICE OF DISSOLUTION OF A GROUP.

             Not Applicable.

Item 10.     CERTIFICATION.

             Not Applicable.



                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 14, 2007

2002 REMAINDER TRUST


By: /s/ Dr. Miriam Adelson
    -------------------------------
    Dr. Miriam Adelson, Trustee


By: /s/ Charles D. Forman
    -------------------------------
    Charles D. Forman, Trustee


SHELDON G. ADELSON 2005 FAMLY
TRUST U/D/T DATED APRIL 25, 2005


By: /s/ Sheldon G. Adelson
    -------------------------------
    Sheldon G. Adelson, Trustee


/s/ Dr. Miriam Adelson                         /s/ Charles D. Forman
-------------------------------                -------------------------------
Dr. Miriam Adelson                             Charles D. Forman


/s/ Sheldon G. Adelson
-------------------------------
Sheldon G. Adelson